SUB-ITEM 77C: Submission of Matters to a Vote of Security Holders

Preferred Income Fund Incorporated

Meeting of Shareholders

On April 27, 2001, the Fund held its Annual Meeting of Shareholders (the "Meeting") to (1) elect two Directors of the Fund ("Proposal 1") and (2) ratify the selection of PricewaterhouseCoopers LLP as independent accountants for the Fund for the fiscal year ending November 30, 2001 ("Proposal 2"). The results of each proposal are as follows:

Proposal 1: Election of Directors.

Name For Withheld

Common Stock

Robert T. Flaherty 6,327,410 63,548

Preferred Stock

Morgan Gust 575 --

Martin Brody, Donald F. Crumrine, David Gale and Robert F. Wulf continue to serve in their capacities as Directors of the Fund.

Proposal 2: Ratify the selection of PricewaterhouseCoopers LLP as independent auditors.

For Against Abstained

Common Stock and Preferred Stock

(voting together as a single class)

Voted 6,293,193 18,319 80,021